                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 11-K



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

         For the fiscal year ended      DECEMBER 31,  1994
                                   ---------------------------------

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 (NO FEE REQUIRED).

         For the transition period from                   to
                                        -----------------    -----------------

             Commission file number   33-37532, 33-18541, 2-96064
                                      ---------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             FFMC SAVINGS PLUS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                     FIRST FINANCIAL MANAGEMENT CORPORATION
                               3 Corporate Square
                                   Suite 700
                               Atlanta, GA 30329

                     FIRST FINANCIAL MANAGEMENT CORPORATION
                             FFMC SAVINGS PLUS PLAN

                           ANNUAL REPORT ON FORM 11-K

                                     INDEX


The following financial statements and supplemental schedules of the FFMC Savings Plus Plan, together with the independent auditors' report thereon, are filed herewith:


                                                                                          PAGE
                                                                                         NUMBER
                                                                                         ------
Financial Statements
- --------------------

Independent Auditors' Report                                                               3

Statements of Net Assets Available for Plan Benefits at
December 31, 1994 and 1993                                                                 4

Statements of Changes in Net Assets Available for Plan
Benefits for the years ended December 31, 1994, 1993 and 1992                              5

Notes to Financial Statements                                                              6

Financial Statement Schedules
- -----------------------------

All schedules under Rule 6A-05 of Regulation S-X are omitted because the information is presented in the financial statements or notes thereto.

                 Schedules of Assets Held for Investment Purposes as of
                 December 31, 1994, as required under the Employee Retirement
                 Income Security Act of 1974 ("ERISA")                                    16

                 Schedules of Reportable Transactions for the year ended                  17
                 December 31, 1994, as required by ERISA

THE FOLLOWING EXHIBIT IS FILED HEREWITH:

Exhibit
- -------

(23) Independent Auditors' Consent                                                        20

INDEPENDENT AUDITORS' REPORT

To The Plan Administrator and Participants of the
  FFMC Savings Plus Plan:

We have audited the accompanying statements of net assets available for plan benefits of the FFMC Savings Plus Plan (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) Assets Held for Investment Purposes as of December 31, 1994 and (2) Reportable Transactions for the year ended December 31, 1994 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1994 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP


Atlanta, Georgia
May 5, 1995
(June 13, 1995 as to Note 11)

FFMC SAVINGS PLUS PLAN

STATEMENTS OF NET ASSETS
AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1994 AND 1993
- --------------------------------------------------------------------------------

                                                                  1994                  1993

ASSETS
INVESTMENTS - At fair value - cost of $61,862,115 (1994)
  and $45,358,166 (1993)                                     $77,236,027           $60,232,904

RECEIVABLES:
  Employer's contribution                                      2,001,934             1,237,519
  Employees' contributions                                     1,273,683               272,700
  Accrued interest and dividends                                 177,657               127,916

LIABILITIES

  Due to broker for securities purchased                        (730,164)
                                                             -----------           -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                       $79,959,137           $61,871,039
                                                             ===========           ===========





See notes to financial statements.

FFMC SAVINGS PLUS PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992
- --------------------------------------------------------------------------------

                                                      1994              1993              1992

ADDITIONS TO NET ASSETS ATTRIBUTED
  TO:
  Investment income:
    Net appreciation in fair value of
       investments                               $ 2,089,110       $ 8,208,064       $ 8,056,454
    Interest                                         400,698           353,142           341,136
    Dividends - plan sponsor                          49,137            51,377            65,911
    Dividends - other                              1,654,505         1,749,716         1,539,385
  Contributions:
    Employer                                       3,895,611         3,609,064         2,286,894
    Employees                                     11,452,875         9,181,551         9,115,695
                                                 -----------       -----------       -----------

      Total additions                             19,541,936        23,152,914        21,405,475

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Distributions to participants                    8,502,909        32,704,241         5,333,529
                                                 -----------       -----------       -----------

NET INCREASE (DECREASE)                           11,039,027        (9,551,327)       16,071,946

TRANSFERS FROM MERGED PLANS                        7,049,071           703,697        17,201,477

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, BEGINNING OF YEAR                     61,871,039        70,718,669        37,445,246
                                                 -----------       -----------       -----------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, END OF YEAR                          $79,959,137       $61,871,039       $70,718,669
                                                 ===========       ===========       ===========


See notes to financial statements.

FFMC SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992
- --------------------------------------------------------------------------------

1.   PLAN DESCRIPTION

     The FFMC Savings Plus Plan (the "Plan") is a Section 401(k) defined contribution plan which provides retirement, disability, termination, and death benefits for employees of First Financial Management Corporation and subsidiaries ("FFMC"), collectively, the plan sponsor and employer.

     Effective January 1, 1991, the Plan was restated and amended for (i) the merger into it of the FFMC Profit Sharing Retirement Plan (the "Profit Sharing Feature"), and of various profit sharing and savings plans from acquired companies (See Note 3), (ii) the extension of the Plan to cover eligible employees of all present and future businesses acquired by FFMC which do not have qualified plans or have terminated such plans, and (iii) changes dictated by the Tax Reform Act of 1986 and subsequent legislation.

     Effective January 1, 1995, the Plan no longer contains a profit sharing feature. On this date, profit sharing contributions allocated to participants' accounts became fully vested and were transferred to the Guaranteed Fund (see Note 5). Contributions by the plan sponsor under the Profit Sharing Feature were discretionary and based on the approval of the Board of Directors of the plan sponsor. Assets under the Profit Sharing Feature were managed by Wachovia Bank of Georgia, N.A. and invested in equity funds, a fixed income fund, and a short-term money market fund.
     The plan sponsor contributed to the Profit Sharing Feature; however, participants could not direct such contributions to these investment funds. During 1994, the plan sponsor made no contributions to the Profit Sharing Feature.

     The following is a brief description of the more significant features of the Plan in effect at December 31, 1994. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    a. An employee of an employer that has adopted the Plan is eligible to participate in the Plan on the first day of the calendar quarter after completing one year of service, working at least 1,000 hours of service within that year, and attaining age 18, provided the employee is not part of a collective bargaining unit.

    b. Participants can make tax-deferred contributions ranging from 1% to 10% of compensation, based upon his or her election, subject to certain limitations in accordance with the Internal Revenue Code. Compensation includes base salary plus any commissions, but does not include bonuses or overtime pay.

    c. The plan sponsor matches 25% (and may match up to an additional 75%) of the contribution up to 6% of the participant's compensation. The plan sponsor's total match of employee contributions was 50% in 1994, 50% in 1993, and 25% in 1992.

    d. A participant may suspend making contributions as of the first day of any month. Any suspension of contributions shall be for a period of not less than six months. Contributions may be resumed as of the first day of any calendar quarter which is at least six months after the date a suspension began.

    e. Prior to 1988, participants were permitted to make after-tax contributions to the Plan. A participant may withdraw pre-1988 after-tax contributions upon request and can also withdraw employee pre-tax contributions after attaining age 59 1/2 and under certain circumstances of financial hardship. The plan sponsor's matching contribution cannot be withdrawn during employment.

    f. The normal form of the retirement benefit is a lump sum distribution and is paid to the participant or his or her beneficiary if the participant retires at age 65 or older, becomes totally disabled, or dies during employment.

    g. If a participant leaves the employment of the plan sponsor, he or she is entitled to receive all contributions made by the participant and the related investment income on those funds plus a percentage of the plan sponsor's matching contribution and the related investment income on such contributions as determined by years of employment. Such percentage is as follows:

            FULL YEARS                                    VESTED PERCENTAGE OF
            OF SERVICE                                    MATCHING CONTRIBUTION
                 1                                                   25%
                 2                                                   50
                 3                                                   75
                 4                                                  100

         Upon the employee's termination, the non-vested portion of the plan sponsor's 401(k) match is forfeited (and prior to January 1, 1995 the non-vested portion of the plan sponsor's profit sharing contribution was forfeited). Forfeitures are used to reduce the plan sponsor contributions in that year.

    h. Participants may apply for loans from the Plan against the security of his or her Plan account subject to certain limitations as set forth in the Plan document.

    i.   Substantially all expenses of the Plan are paid by the plan sponsor.

    j. Substantially all contributions received are initially deposited into a cash clearing account, which for purposes of the Plan's financial statements is considered an account of the Fixed Income Fund, and then transferred to the appropriate fund for investment. Distributions to participants are paid from such clearing account after cash has been transferred from the appropriate fund.

    k. Although it has not expressed any intention to do so, the plan sponsor reserves the right to terminate or partially terminate the Plan or to permanently discontinue contributions at any time subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. Upon termination, all participants' accounts would become fully vested and nonforfeitable. After payment of expenses of the Plan and certain proportional adjustments to participants' accounts, the Plan would distribute to each participant, or beneficiary, the amount credited to his or her account.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Valuation of Investments - Investments in FFMC common stock, Biltmore Equity Management Fund, Biltmore Special Values Fund, and Biltmore Stock Index Fund are stated at fair market value based upon published market quotations. The carrying value of investments in commingled funds is based on the fair market value of the underlying assets. Short-term investments are valued at cost, which approximates fair market value.

     Investment Transactions - Purchases and sales of investment securities are recorded on their trade date.

     Income Recognition - Income (dividends and interest) on investments is recognized when earned.

3.   PLAN MERGERS

     FFMC has completed numerous business acquisitions in recent years and, as a result, several profit sharing and savings plans of acquired companies have been merged into the Plan. Generally, participants in these plans are given full credit for their service with their employers (prior to acquisition by FFMC) for purposes of both eligibility and vesting in the Plan. In the future, if FFMC acquires other companies with savings plans, it is presently intended that those plans will be merged into the Plan, although FFMC is not required to do so. The number of plan mergers completed, by year, are as follows:

       YEAR MERGER                                       NUMBER OF PROFIT SHARING
       COMPLETED                                               AND SAVINGS PLANS
        1994                                                         3
        1993                                                         2
        1992                                                         2

4.   PLAN DISPOSITIONS

     On November 10, 1992, FFMC completed the sale of First Family Financial Services ("First Family"), a regional consumer finance subsidiary. This sale resulted in the employees of First Family becoming ineligible for participation in the Plan subsequent to December 31, 1992; however, the participants were allowed to continue participation from November 10, 1992 to December 31, 1992. Distributions to such participants were substantially completed by the end of 1993.

     On February 10, 1993, FFMC completed the sale of Basis Information Technologies, Inc. ("BASIS"), a wholly owned subsidiary of FFMC. At the completion of this sale, BASIS participants were no longer eligible to participate in the Plan; however, such participants were allowed to make contributions to the Plan through February 15, 1993. Distributions to these participants were substantially completed by the end of 1993.

     On June 12, 1993, FFMC completed the sale of Georgia Federal Bank ("Georgia Federal"), a wholly owned subsidiary of FFMC. Georgia Federal employees were allowed to make contributions to the Plan through May 31, 1993. Distributions to such participants were substantially completed by the end of 1993.

5.   INVESTMENTS

     The Plan permits participant investment in three funds:

     Balanced Fund - a fund invested primarily in mutual or commingled funds invested in corporate common stocks other than FFMC common stock, or corporate debt instruments. At December 31, 1994, 4,284 employees participated in this fund.

     FFMC Stock Fund - a fund invested primarily in FFMC common stock. At December 31, 1994, 6,726 employees participated in this fund.

     Fixed Income Fund - a fund invested primarily in mutual or commingled funds invested in fixed income securities. At December 31, 1994, 5,125 employees participated in this fund.

     All of the plan sponsor's matching contributions are invested in the FFMC Stock Fund. Loans to participants are considered assets of the Fixed Income Fund.

     Investments that represent 5% or more of the Plan's net assets at December 31, 1994 and 1993 include First Financial Management Corporation Common Stock, Biltmore Equity Management Fund, Wachovia Diversified Funds - Fixed Income Fund, and Signet Trust Valuation Fund - Stable Value Fund I.

     Investments held at year-end are as follows:

     DESCRIPTION                                                                           COST             MARKET

     DECEMBER 31, 1994:
     BALANCED FUND:

        Biltmore Equity Management Fund                                                 $ 7,640,230       $ 7,630,452

        Wachovia Diversified Funds - Fixed Income Fund                                    6,340,664         6,036,409

        Wachovia Diversified Funds - Short-Term Investments                               1,719,796         1,719,796
                                                                                        -----------       -----------
                                                                                         15,700,690        15,386,657
                                                                                        -----------       -----------

     FFMC STOCK FUND:

        First Financial Management Corporation
        Common Stock                                                                     22,321,511        37,206,772

        Wachovia Diversified Funds - Short-Term Investments                                 178,889           178,889
                                                                                        -----------       -----------
                                                                                         22,500,400        37,385,661
                                                                                        -----------       -----------

     FIXED INCOME FUND:

        Signet Trust Daily Valuation
          Fund - Stable Value Fund I                                                     17,195,097        18,022,088

        Wachovia Diversified Funds - Short-Term Investments                               1,597,560         1,597,560

        Loans to individual participants
          Interest rates from 7.25% to 12.63% with
            maturity dates from January 1995 to September 2012                            2,814,846         2,814,846
                                                                                        -----------       -----------
                                                                                         21,607,503        22,434,494
                                                                                        -----------       -----------

     DESCRIPTION                                                                           COST             MARKET

     DECEMBER 31, 1994:
     PROFIT SHARING FEATURE:

     Biltmore Special Values Fund                                                       $   199,592       $   196,069

     Biltmore Stock Index Fund                                                              781,317           785,941

     Wachovia Diversified Funds - Fixed Income Fund                                       1,042,353         1,016,945

     Wachovia Diversified Funds - Short-Term Investments                                     30,260            30,260
                                                                                        -----------       -----------
                                                                                          2,053,522         2,029,215
                                                                                        -----------       -----------

                                                                                        $61,862,115       $77,236,027
                                                                                        ===========       ===========

     DECEMBER 31, 1993:

     BALANCED FUND:

        Biltmore Equity Management Fund                                                 $ 5,809,295       $ 5,979,890

        Wachovia Diversified Funds - Fixed Income Fund                                    4,606,190         4,795,348

        Wachovia Diversified Funds - Short-Term Investments                               1,470,459         1,470,459
                                                                                        -----------       -----------
                                                                                         11,885,944        12,245,697
                                                                                        -----------       -----------

     FFMC STOCK FUND:

        First Financial Management Corporation
         Common Stock                                                                    14,254,406        27,771,691

        Wachovia Diversified Funds - Short-Term Investments                                  94,515            94,515
                                                                                        -----------       -----------
                                                                                         14,348,921        27,866,206
                                                                                        -----------       -----------

     FIXED INCOME FUND:

        Signet Trust Daily Valuation
         Fund - Stable Value Fund I                                                      14,754,349        15,693,660

         Wachovia Diversified Funds - Short-Term Investments                                863,494           863,494

        Loans to individual participants - Interest rates from 7.25% to 13.20% with maturity dates from

         January 1994 to September 2011                                                   2,219,296         2,219,296
                                                                                        -----------       -----------
                                                                                         17,837,139        18,776,450
                                                                                        -----------       -----------

     DESCRIPTION                                                                           COST             MARKET

     DECEMBER 31, 1993:
     PROFIT SHARING FEATURE:

        Biltmore Special Values Fund                                                    $   117,009       $   120,751

        Biltmore Stock Index Fund                                                           464,145           485,478

        Wachovia Diversified Funds - Fixed Income Fund                                      570,808           604,122

             Wachovia Diversified Funds - Short-Term Investments                            134,200           134,200
                                                                                        -----------       -----------
                                                                                          1,286,162         1,344,551
                                                                                        -----------       -----------

                                                                                        $45,358,166       $60,232,904
                                                                                        ===========       ===========

     Activity concerning FFMC common shares is as follows:

                                                                    1994                              1993
                                                           -------------------------        -------------------------
                                                           Shares           Cost            Shares           Cost
        Balance, beginning of year                         489,369       $14,254,406        618,747       $14,470,390

          Purchases                                        183,546        10,491,067        150,686         6,661,160
          Withdrawals                                      (69,154)       (2,423,962)      (280,064)       (6,877,144)
                                                           -------       -----------       --------       -----------

        Balance, end of year                               603,761       $22,321,511        489,369       $14,254,406
                                                           =======       ===========       ========       ===========

6.   INCOME TAX STATUS

     The Plan obtained its latest determination letter prior to its 1988 amendment and restatement, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan was amended and restated effective January 1, 1991 and has been amended since then, most recently on November 7, 1994. On November 21, 1994, the plan sponsor filed an Application for Determination with the Internal Revenue Service with respect to the Plan as amended and restated. Although determination from the Internal Revenue Service has not been received, the plan sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan sponsor believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

7.   DISTRIBUTIONS PAYABLE

     At December 31, 1994 and 1993, distributions requested by participants but not paid of approximately $4,203,000 and $2,145,000, respectively, were not accrued in the accompanying financial statements in accordance with guidelines of the 1994 Audit and Accounting Guide "Audits of Employee Benefit Plans."

8.   INTERNAL REVENUE SERVICE FORM 5500

     Differences between the financial statements and items 31 and 32 on Form 5500 are as follows:

                                                                                         FINANCIAL           FORM
                                                                                        STATEMENTS           5500

        DECEMBER 31, 1994:
          Distributions paid to participants                                            $ 8,502,909       $ 6,357,909
                                                                                        ===========       ===========

        DECEMBER 31, 1993:

          Distributions payable                                                         $    -            $ 2,145,000
                                                                                        ===========       ===========

          Net assets available for plan benefits                                        $61,871,039       $59,726,039
                                                                                        ===========       ===========

          Distributions paid to participants                                            $32,704,241       $22,987,241
                                                                                        ===========       ===========

     The differences are a result of distributions payable being included as an accrued liability as of December 31, 1993 in Form 5500, while they are only disclosed in the notes to the financial statements. Distributions requested by participants but not paid were not required to be accrued as distributions payable in Form 5500 as of December 31, 1994. Therefore, there were no such differences at that date.

9.   BY FUND INFORMATION (NET ASSETS AVAILABLE FOR PLAN BENEFITS)

     The net assets available for plan benefits by fund are as follows:



                                                                               December 31, 1994
                                              -------------------------------------------------------------------------------
                                                                   FFMC         Fixed Income         Profit
ASSETS                                        Balanced Fund     Stock Fund          Fund         Sharing Feature     Total
Investments, at fair value                    $15,386,657      $37,385,661      $22,434,494       $2,029,215      $77,236,027

Receivables:
  Employer's contribution                                                         2,001,934                         2,001,934
  Employees' contributions                                                        1,273,683                         1,273,683
  Accrued interest and dividends                    8,221           31,452          137,984                           177,657

LIABILITIES

  Due to broker for securities purchased         (180,000)        (550,164)                                          (730,164)
                                              -----------      -----------      -----------       ----------      -----------

Net Assets Available for Plan Benefits        $15,214,878      $36,866,949      $25,848,095       $2,029,215      $79,959,137
                                              ===========      ===========      ===========       ==========      ===========

                                                                               December 31, 1993
                                              -------------------------------------------------------------------------------
                                                                    FFMC        Fixed Income         Profit
ASSETS                                        Balanced Fund      Stock Fund         Fund        Sharing Feature     Total
Investments, at fair value                    $12,245,697      $27,866,206      $18,776,450       $1,344,551      $60,232,904

Receivables:
  Employer's contribution                                                         1,237,519                         1,237,519
  Employees' contributions                                                          272,700                           272,700
  Accrued interest and dividends                    4,007           24,899           98,605              405          127,916
                                              -----------      -----------      -----------       ----------      -----------

Net Assets Available for Plan Benefits        $12,249,704      $27,891,105      $20,385,274       $1,344,956      $61,871,039
                                              ===========      ===========      ===========       ==========      ===========

10.  BY FUND INFORMATION (CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS)

     The changes in net assets available for plan benefits by fund are as follows:

                                                                              Year Ended December 31, 1994
                                                      -----------------------------------------------------------------------------
                                                                           FFMC       Fixed Income        Profit
                                                      Balanced Fund     Stock Fund         Fund       Sharing Feature      Total
Additions to Net Assets Attributed to:
  Investment income:
    Net appreciation (depreciation) in fair
      value of investments                                ($668,963)     $2,839,463                         ($81,390)    $2,089,110
    Interest                                                 65,676          34,841        $294,007            6,174        400,698
    Dividends - Plan Sponsor                                                 49,137                                          49,137
    Dividends - Other                                       633,600                         962,345           58,560      1,654,505

  Contributions:
    Employer                                                              1,177,758       2,717,853                       3,895,611
    Employees                                               284,780         539,755      10,628,340                      11,452,875
                                                        -----------     -----------     -----------       ----------    -----------

      Total additions                                       315,093       4,640,954      14,602,545          (16,656)    19,541,936


Deductions from Net Assets Attributed to:
  Distributions to participants                          (1,612,595)     (3,860,410)     (2,794,615)        (235,289)    (8,502,909)

Interfund Transfers                                       4,262,676       8,195,300     (13,394,180)         936,204
                                                        -----------     -----------     -----------       ----------    -----------

Net Increase (Decrease)                                   2,965,174       8,975,844      (1,586,250)         684,259     11,039,027

Transfers from Merged Plans                                                               7,049,071                       7,049,071

Net Assets Available for Plan Benefits,
  Beginning of year                                      12,249,704      27,891,105      20,385,274        1,344,956     61,871,039
                                                        -----------     -----------     -----------       ----------    -----------
Net Assets Available for Plan Benefits,
   End of year                                          $15,214,878     $36,866,949     $25,848,095       $2,029,215    $79,959,137
                                                        ===========     ===========     ===========       ==========    ===========

10. BY FUND INFORMATION (CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS) (continued)

                                                                     Year Ended December 31, 1993
                                            ---------------------------------------------------------------------------
                                                                FFMC       Fixed Income       Profit
                                            Balanced Fund    Stock Fund         Fund      Sharing Feature       Total
Additions to Net Assets Attributed to:
  Investment income:
    Net appreciation in fair
      value of investments                  $   568,932     $ 7,552,387     $     6,517      $   80,228     $ 8,208,064
    Interest                                     44,706          50,633         251,440           6,363         353,142
    Dividends - Plan Sponsor                                     51,377                                          51,377
    Dividends - Other                           500,786           3,195       1,176,406          69,329       1,749,716

  Contributions:
    Employer                                                                  2,981,534         627,530       3,609,064
    Employees                                   264,290         357,149       8,560,112                       9,181,551
                                            -----------     -----------     -----------      ----------     -----------

      Total additions                         1,378,714       8,014,741      12,976,009         783,450      23,152,914


Deductions from Net Assets Attributed to:
  Distributions to participants              (4,706,769)    (12,853,951)    (13,932,005)     (1,211,516)    (32,704,241)

Interfund Transfers                           3,060,099       5,143,875      (8,376,862)        172,888
                                            -----------     -----------     -----------      ----------     -----------

Net (Decrease) Increase                        (267,956)        304,665      (9,332,858)       (255,178)     (9,551,327)

Transfers from Merged Plans                                                     703,697                         703,697

Net Assets Available for Plan Benefits,
  Beginning of year                          12,517,660      27,586,440      29,014,435       1,600,134      70,718,669
                                            -----------     -----------     -----------      ----------     -----------

Net Assets Available for Plan Benefits,
  End of year                               $12,249,704     $27,891,105     $20,385,274      $1,344,956     $61,871,039
                                            ===========     ===========     ===========      ==========     ===========

                                                                     Year Ended December 31, 1992
                                            ---------------------------------------------------------------------------
                                                                FFMC        Fixed Income      Profit
                                            Balanced Fund    Stock Fund         Fund      Sharing Feature       Total
Additions to Net Assets Attributed to:
  Investment income:
    Net appreciation in fair
       value of investments                 $   288,154     $ 7,698,959     $     8,456      $   60,885     $ 8,056,454
    Interest                                     34,862          11,023         289,233           6,018         341,136
    Dividends                                   300,013          74,870       1,168,569          61,844       1,605,296

  Contributions:
    Employer                                                                  1,728,149         558,745       2,286,894
    Employees                                   315,272         318,206       8,482,217                       9,115,695
                                            -----------     -----------     -----------      ----------     -----------

      Total additions                           938,301       8,103,058      11,676,624         687,492      21,405,475


Deductions from Net Assets Attributed to:
  Distributions to participants                                (204,239)     (5,129,290)                     (5,333,529)

Interfund Transfers                           6,963,395       6,614,049     (13,574,927)         (2,517)
                                            -----------     -----------     -----------      ----------     -----------

Net Increase (Decrease)                       7,901,696      14,512,868      (7,027,593)        684,975      16,071,946

Transfers from Merged Plans                                                  17,201,477                      17,201,477

Net Assets Available for Plan Benefits,
   Beginning of year                          4,615,964      13,073,572      18,840,551         915,159      37,445,246
                                            -----------     -----------     -----------      ----------     -----------

Net Assets Available for Plan Benefits,
  End of year                               $12,517,660     $27,586,440     $29,014,435      $1,600,134     $70,718,669
                                            ===========     ===========     ===========      ==========     ===========

11.  PLAN SPONSOR MERGER

On June 13, 1995, First Data Corporation ("FDC") and FFMC announced an agreement to merge an FDC subsidiary into FFMC, with FFMC continuing as a subsidiary of FDC. Terms of the agreement provide for shareholders of FFMC to receive 1.5859 FDC common shares for each share of FFMC common stock. The merger requires the approval of the shareholders of both companies, as well as various regulatory agencies. FDC sponsors a Section 401(k) defined contribution plan (the "FDC Plan") for the benefit of its employees. FDC has agreed to cause FFMC for a year after the merger to keep the FFMC Savings Plus Plan (and the Western Union Plan referenced below) in effect or to provide benefits to employees of FFMC and its subsidiaries that are no less favorable than those provided by FDC and its subsidiaries to their own employees.


During December 1994, FFMC acquired Western Union Financial Services, Inc. ("Western Union"). Western Union maintains a 401(k) plan (the "Western Union Plan") for the benefit of its nonunion employees. Previously, FFMC and Western Union contemplated merging the Western Union Plan into the FFMC Savings Plus Plan in late 1995. It is now contemplated that such plan merger will be deferred, as it may be simpler to merge the Western Union Plan directly into the FDC Plan.

FFMC SAVINGS PLUS PLAN

SUPPLEMENTAL SCHEDULES
(See Independent Auditors' Report)

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1994
- --------------------------------------------------------------------------------

 Party-in-
 Interest                                                  Description of Investment Including
  to the         Identity of issue, borrower,                Maturity Date, Rate of Interest,                            Current
   Plan            lessor, or similar party                 Collateral, Par, or Maturity Value             Cost           Value
      *          First Financial Management
                   Corporation                         Common Stock (603,761 shares)                    $22,321,511    $37,206,772
                 Biltmore                              Equity Management Fund (753,997 units)             7,640,230      7,630,452
                 Biltmore                              Special Values Fund (19,905 units)                   199,592        196,069
                 Biltmore                              Stock Index Fund (76,231 units)                      781,317        785,941
      *          Wachovia Diversified Funds            Fixed Income Fund (17,617 units)                   7,383,017      7,053,354
      *          Wachovia Diversified Funds            Short-Term Investments                             3,526,505      3,526,505
      *          Signet Trust Company                  Stable Value Fund I (18,022,088 units)            17,195,097     18,022,088
      *                                                Loans to Individual Participants - Interest
                                                         rates from 7.25% to 12.63% with maturity
                                                         dates from January 1995 to September 2012        2,814,846      2,814,846
                                                                                                        -----------    -----------

                                                                                                        $61,862,115    $77,236,027
                                                                                                        ===========    ===========

FFMC SAVINGS PLUS PLAN

SUPPLEMENTAL SCHEDULES
(See Independent Auditors' Report)

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1994
- --------------------------------------------------------------------------------

                                                                                                            Expense
                                                                                                            Incurred
    Identity of                                                   Purchase        Selling       Lease         with
   Party Involved                 Description of Asset              Price          Price        Rental      Transaction
Single Transactions:

Wachovia Bank of Georgia    Wachovia Diversified Funds -
                              Short-Term Investments              $6,847,162

Wachovia Bank of Georgia    Wachovia Diversified Funds -
                              Short-Term Investments                              $6,576,397

                                                                                Current Value
                                                                                 of Asset On
    Identity of                                                     Cost of      Transaction     Net Gain
   Party Involved                 Description of Asset               Asset          Date         or (Loss)
Single Transactions:

Wachovia Bank of Georgia    Wachovia Diversified Funds -
                              Short-Term Investments              $6,847,162      $6,847,162

Wachovia Bank of Georgia    Wachovia Diversified Funds -
                              Short-Term Investments               6,576,397       6,576,397

FFMC SAVINGS PLUS PLAN

SUPPLEMENTAL SCHEDULES
(See Independent Auditors' Report)

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1994
(Continued)
- --------------------------------------------------------------------------------

                                                                                                               Expense
                                                                                                               Incurred
   Identity of                                                 Purchase           Selling          Lease         with
  Party Involved                    Description of Asset         Price             Price           Rental      Transaction
Series of Transactions:

Wachovia Bank of Georgia      Wachovia Diversified Funds -
                                Short-Term Investments        $34,215,267

Wachovia Bank of Georgia      Wachovia Diversified Funds -                       $33,254,015
                                Short-Term Investments

Signet Trust Company          Signet Trust Daily Valuation
                                Fund - Stable Value Fund I      4,445,500

Signet Trust Company          Signet Trust Daily Valuation
                                Fund - Stable Value Fund I                         2,117,074

First Financial Management
  Corporation                 FFMC Common Shares               10,474,814                                       $16,253

First Financial Management
  Corporation                 FFMC Common Shares                                   3,900,235                      4,786

                                                                              Current Value
                                                                               of Asset On
   Identity of                                                  Cost of        Transaction       Net Gain
  Party Involved                    Description of Asset         Asset             Date          or (Loss)
Series of Transactions:

Wachovia Bank of Georgia      Wachovia Diversified Funds -
                                Short-Term Investments        $34,215,267       $34,215,267

Wachovia Bank of Georgia      Wachovia Diversified Funds -
                                Short-Term Investments         33,254,015        33,254,015

Signet Trust Company          Signet Trust Daily Valuation
                                Fund - Stable Value Fund I      4,445,500         4,445,500

Signet Trust Company          Signet Trust Daily Valuation
                                Fund - Stable Value Fund I      2,004,753         2,117,074     $  112,321

First Financial Management
  Corporation                 FFMC Common Shares               10,491,067        10,474,814

First Financial Management
  Corporation                 FFMC Common Shares                2,423,962         3,900,235      1,471,487


Note: Transactions included herein represent a transaction or a series of transactions in securities of the same issue or with respect to the same issuer in excess of 5% of the market value of Plan assets at the beginning of the year.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.





                             FFMC SAVINGS PLUS PLAN
                             FIRST FINANCIAL MANAGEMENT CORPORATION,
                             as Plan Administrator





Date:  June 29, 1995             By    /s/ M. Tarlton Pittard
     ----------------------         -------------------------------------------
                                       M. Tarlton Pittard
                                       Vice Chairman, Chief Financial Officer
                                       and Treasurer


Date:  June 29, 1995             By    /s/ Richard Macchia
     ----------------------         -------------------------------------------
                                       Richard Macchia
                                       Executive Vice President
                                       and Principal Accounting Officer